Filed pursuant to Rule 253(g)(2)

File No. 024-10777

SUPPLEMENT DATED FEBRUARY 3, 2022

TO

OFFERING CIRCULAR DATED SEPTEMBER 16, 2021

IRON BRIDGE MORTGAGE FUND, LLC

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated September 16, 2021 of Iron Bridge Mortgage Fund, LLC (the “Company”) for the Senior Secured Demand Notes (“Senior Notes”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/0001462371/000147793221006377/iron_253g2.htm.

As disclosed on the Company’s Form 1-U filed with the Securities and Exchange Commission concurrently herewith, which is incorporated herein by reference, effective January 28, 2022, the Company amended its Business Loan and Security Agreement  (Revolving Line of Credit) dated effective May 7, 2021 (the “Umpqua Loan Agreement”) with Umpqua Bank (“Umpqua”), an Oregon state-chartered bank, to, among other changes, increase the maximum principal amount available, subject to applicable “borrowing base” limitations under the Umpqua Loan Agreement, from $50,000,000 to $60,000,000, and to change the reference rate for interest from the one (1) month LIBOR rate to one (1) month term Secured Overnight Financing Rate (SOFR).  Borrowed principle under the Umpqua Loan Agreement will accrue interest at a variable rate per annum equal to the greater of (i) four percent (4%); or (ii) two and eight tenths of one percent (2.80%) in excess of one (1) month term SOFR.